SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                           GEOTEK COMMUNICATIONS, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                   COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                     373 654 1
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [XX].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373 654 1                    13G                    Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CNA FINANCIAL CORP.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [XX]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


- --------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH                   527,042
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                     0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                             527,042

- --------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          527,042

- --------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [XX]



- --------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.8%


- --------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          CO


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 3 of 6 Pages





Item 1.     (a)   Name of Issuer:
                    GEOTEK COMMUNICATION, INC.

            (b)   Address of Issuer's Principal Executive Offices:

                    20 Craig Road
                    Montvale, New Jersey     07645

Item 2.     (a)   Name of Person Filing:
                    CNA Financial Corporation

            (b)   Address of Principal Business Office:
                   CNA Plaza
                   Chicago, IL  60685

            (c)   Citizenship:
                    Delaware

            (d)   Title of Class of Securities:
                    Common Stock

            (e)   CUSIP Number:
                    373 654 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [XX]  Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   (XX)  Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                             Page 4 of 6 Pages



Item 4. Ownership.

On June 20, 1996 CNA Financial Corporation together with Renaissance Fund LDC, Todd Investments Limited, Stockton Partners L.P., Charles Bronfman Family Turst, The Kolber Trust, S. Daniel Abraham, BEA Associates, Goldman, Sachs & Co.,
Arnhold and S. Bleichroeder, Inc. and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the issuer in a private placement certain securities that are convertible into, or exercisable for, the Issuer's common stock, par value $.01 per share ("Common Stock"). Accordingly, the Reporting Person and the Other Investors may be deemed to have acted in concert for the purpose of acquiring such securities and therefore, to constitute a "group" for purposes of Rule 13d-5(b) under the Act. Pursuant to rule 13d-1(f)(2) under the Act, the Other Investors have elected to file a
Schedule 13D or Schedule 13G on an individual basis. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists or that the Reporting Person is the beneficial owner of Common Stock beneficially owned by any of the Other Investors.

The Reporting Person has no understanding or agreement with any of the Other Investors or with any other person to act in concert for the puposes of holding, voting, or disposing of the Common Stock or any equity securities of the Issuer. Accordingly this statement simultaneously is being amended to reflect the fact that, as of the date hereof, the Reporting Person is not a member of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock.

The percentage of the Common Stock beneficially owned by the Reporting Person has been calculated based on the Issuer's representation that as of June 14, 1996, there were 57,933,433 shares of Common Stock outstanding and, in addition thereto, assumes that all securities benefially owned by all members of the group have been converted or exercised into Common Stock.



Item 5.     Ownership of Five Percent or Less of a Class.



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Continental Casualty Company, a wholly owned subsidiary of the reporting person is the beneficial owner of all securities reported herein.

Item 8.     Identification and Classification of Members of the Group.

As indicated in Item 4, the Reporting Person may be deemed to be a member of a group for purposes of acquiring certain securities of the Issuer. Although this
Schedule 13G is being filed by the Reporting person individually, each member of the group is identified on Exhibit 99 hereto.

Item 9. Notice of  Dissolution  of Group.


Item 10.    Certification.

            By signing below I/we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 5 of 6 Pages

                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.


Date:     July 1, 1996

By:       S/DONALD M. LOWRY
   -------------------------------